Exhibit 4.74

American West Pacific International Investment Corp.

555 California Street, Suite 4925

San Francisco, CA 94104

January 17, 2020

STRICTLY CONFIDENTIAL

Anthony K. Chan

Borqs Technologies, Inc.

Building B23-A

Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District

Beijing 100015

China

Re:	Supplemental Letter to that Engagement Letter Dated December 4, 2019

Dear Mr. Chan:

This letter will amend that certain engagement letter dated December 4, 2019 (“Engagement Letter”) entered into by and between Borqs Technologies, Inc. (the “Company” or “Borqs”) and American West Pacific International Investment Corp. (“AWP”). Capitalized terms used herein and not defined will have the same meaning ascribed to them in the Engagement Letter, and reference to dollars shall mean United States dollars.

Section 2 is deleted in its entirety and replaced as follows:

Section 2.	Fees. For its services, the Company hereby agrees to pay AWP as follows:

a.	Retainer. (i) $25,000 simultaneously upon the execution of the Agreement with $20,000 to be paid immediately (which has been paid as of the date of this Supplemental letter) and $5,000 deferred to January 8th, 2020; (ii) upon the delivery to and acceptance by the Company of Supporting Documents from an institutional party and/or bank, such as banking / letter of credit or an institutional security of funding letter and / or agreement etc., to secure funding for procurement of the purchase order of the Company, a $25,000 fee will be simultaneously payable to AWP by the Company, and if such Supporting Document is delivered and accepted , the fee will be payable immediately at the same day of the delivery; and (iii) through AWP’s best effort, a Strategic Cooperation Agreement (“SCA”) will be entered in between China National Technical Import & Export Corporation & Genertec America Inc. (a subsidiary of China National Technical Import and Export Corporation), hereinafter referred to as “CNTIC”), BORQS Technologies, Inc., (hereinafter referred to as “BORQS”), a $25,000 fee will be simultaneously payable, on the same day as the signing of SCA , and 1,250,000 (one million and two hundred fifty thousand shares of common stock of the company and 1,250,000 (one million and two hundred fifty thousand shares of warrants of the company) will be paid immediately at closing of the signing of SCA within 5 business days; the payable warrants issued are for purchase of common stock of the company at $2.25 per share with an expiration of 36 months upon signing the agreement, available for cashless exercise payable in common shares. The Company will be obligated to file a registration statement to register such common stock and the common stock underlying such warrants within 90 days from the signing of the SCA. Any fee paid pursuant to Sections 2.a.(ii) shall be credited against any fee earned under Sections 2b., 2c. or 2d. below; and For the purposes of clauses 2a ,2b, 2c and 2d of the Original Agreement, the Market Price of the Company’s common stock shall be $1.50 per share; and the Exercise Price of the Company’s common stock underlying such warrants shall be $2.25 per share; and

Anthony K. Chan

Borqs Technologies, Inc.

December 22, 2019

b.	Purchase Order Financing. The Purchase Order Success Fee is defined as the sum of (i) cash in the amount equal to 4.0% of the total amount of the purchase order financing available to or provided to the Company through the contacts of AWP and (ii) common stock of the Company in a number equal to 4.0 % of the total amount of the purchase order financing available to or provided to the Company through the efforts of AWP divided by $1.50 and such shares are to be issued within 5 business days from the completion of the financing. The Purchase Order Success Fee, in cash and stock, is payable at the first draw-down of the facility and calculated on the amount of the first draw-down (but not re-use) and any incremental draw-down up to the maximum limit of the facility;

c.	Replacement or Additional Debt Financing. The Replacement Debt Success Fee is defined as the sum of (i) cash in the amount equal to 4.0% of the total amount of the replacement or additional debt financing available to or provided to the Company through the contacts of AWP and (ii) common stock of the Company in an number equal to 4.0% of the total amount of the replacement or additional debt available to or provided to the Company through the efforts of AWP divided by $1.50 and such shares are to be issued within 5 business days from the completion of the financing; and

d.	Equity Investment. The Equity Investment Success Fee is defined as the sum of (i) cash in the amount equal to 10.0% of the total gross proceeds of an equity financing raised by the Company through the contacts of AWP and (ii) common stock of the Company in an number equal to 3.0% of the total gross proceeds of an equity financing raised by the Company through the contacts of AWP divided by $1.50 and such shares are to be issued within 5 business days from the completion of the investment.

Anthony K. Chan

Borqs Technologies, Inc.

December 22, 2019

e.	Payment and Tail. The fee to be earned by AWP will be paid to AWP concurrent with the closing of the transaction under Sections 2.b., 2.c, or 2.d. In addition, if the Company enters into a transaction and closes such transaction within 12 months of the termination of this Agreement with a contact of AWP, AWP will be entitled to its fee under Section 2.b., 2.c, or 2.d. provided that such introduction of AWP’s contact to the Company occurred during the term of this Agreement.

f.	Registration Rights. AWP will have piggy back registration rights to register shares of common stock of the Company issued to AWP under this Agreement pursuant to sections 2.b, 2.c and 2.d in the event that the Company files a registration statement relating to the Company’s common stock. For the shares that the Company issues to AWP under this Agreement section 2.a.(iii), including the common stock and the common stock underlying the warrants, the Company shall file a registration statement within 90 days upon signing of this agreement for the resale of such shares. Upon filing of the registration statement(s), the Company will make best efforts to file further amendments and/or updates based upon the SEC’s review and comments, however the Company cannot guarantee as to the timing of the declaration of effectiveness of the registration statement(s).

g.	Strategic Joint Venture or Partnership. In addition to the fee under Section 2.a.(iii), AWP and the Company will enter into another engagement letter regarding AWP’s introduction and assistance to the Company related to the Company entering into a strategic relationship or joint venture with a third party in furtherance of the Company’s business.

If the foregoing terms meet with your approval, please indicate your acceptance by signing and returning this Supplemental Letter to us.

Very truly yours,

American West Pacific International
Investment Corp.

By:
Sherry H. Jiang, President

Accepted as of the date first above written:

Borqs Technologies, Inc.

By:
Pat Sek Yuen Chan
Chief Executive Officer and President

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